EXHIBIT 99.1

SHANGHAI CENTURY ACQUISITION CORPORATION
ANNOUNCES RESULTS OF ANNUAL AND EXTRAORDINARY MEETING OF SHAREHOLDERS

New York, NY Shanghai Century Acquisition Corporation (AMEX: SHA, SHA.U, SHA.WT) announced that it held its Annual and Extraordinary Meeting of Shareholders on April 28, 2008 to vote on the proposed acquisition by Shanghai Century of the outstanding shares of Asia Leader Investments Limited. Shanghai Century furnished the proxy statement mailed to shareholders in connection with the acquisition proposal as Exhibit 99.1 to its report on Form 6-K filed with the SEC on March 31, 2007.

At the shareholders’ meeting, the proposal to acquire the outstanding shares of Asia Leader Investments Limited was not approved by the shareholders of Shanghai Century. Pursuant to its charter and the terms of its initial public offering, Shanghai Century is not permitted to pursue any other transactions and it will shortly begin the process of liquidating and dissolving itself in accordance with its charter and applicable law. As a result, it expects that the amounts held in its trust account, together with interest (net of applicable taxes and interest distributions to the company), will be returned to the public shareholders. No payments will be made in respect of the outstanding warrants or to any of its initial shareholders with respect to the shares owned by them prior to the initial public offering.

Shanghai Century Acquisition Corporation was formed for the purpose of acquiring, through a share exchange, asset acquisition or other similar business combination, or control through contractual arrangements, an operating business having its primary operations in China. In April 2006 the Company raised US$115 million through an initial public offering on the American Stock Exchange. Shanghai Century Acquisition Corporation’s principal offices are in Hong Kong.

Company Contact:
Franklin D. Chu
Co-Chief Executive Officer & Director
Phone: +852-2854-1118
fchu@shanghai-century.com